02 SEP 13 AM 9:05

BRAMBLES

BRAMBLES INDUSTRIES PLC
CASSINI HOUSE 57-59 ST JAMES'S STREET
LONDON SW1A 1LD ENGLAND
TEL +44 (0)20 7659 6000
FAX +44 (0)20 7659 6001
www.brambles.com

6 September 2002

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street NW
Washington DC 20549
USA

Re: Brambles Industries plc
Rule 12g3-2(b) Exemption (File No. 82-5205)

Dear Sirs and Mesdames,

The enclosed information is being submitted by Brambles Industries plc (the "Company") under paragraph (b) (1) (i) of Rule 12g3-2 under the Securities Exchange Act of 1934 (the "Exchange Act"). The Company's file number is indicated in the upper right hand corner of each unbound page submitted with this letter.

In accordance with paragraphs (b) (4) and (b) (5) of the Rule, the documents submitted with this letter are being submitted with the understanding that such documents will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the submission of such documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

Yours faithfully,

Sandra Walters

Sandra Walters
Assistant Company Secretary

PROCESSED
SEP 20 2002
THOMSON
FINANCIAL

dlw 9/16

FILE NO. 82-5205

BRAMBLES INDUSTRIES PLC

GRANT OF OPTIONS AND PERFORMANCE SHARES

We wish to advise that this year's grants under the Brambles 2001 Executive Share Option Plans ("**Option Plans**") and the Brambles 2001 Executive Performance Share Plans ("**Performance Share Plans**") have now been finalised. The grants are subject to performance conditions in accordance with the Rules of the Plans.

Details of the grants are set out below.

1. Option Plans

Under the Option Plans:

(a) Options have been granted as at 5 September 2002 over 5,683,219 BIL shares at an exercise price of A$7.08 per share; and

(b) Options have been granted as at 5 September 2002 over 3,568,787 BIP shares at an exercise price of £2.33 per share.

The Options will lapse if they are not exercised in accordance with their terms on or before 5 September 2008.

2. Performance Share Plans

Under the Performance Share Plans:

(a) awards have been granted as at 5 September 2002 with respect to 1,661,167 BIL shares; and

(b) awards have been granted as at 5 September 2002 with respect to 1,084,777 BIP shares.

In accordance with the Rules of the Plans, no consideration is payable for the exercise of the Performance Share Plan awards.

The Performance Share awards will lapse if participants do not receive the underlying shares in accordance with their terms on or before 5 September 2008.

3. Grants to Executive Directors

In addition to the above, in accordance with shareholder approval obtained at the 2001 Annual General Meetings, the following Options and Performance Share Plan awards have also been granted as at 5 September 2002 to the Group's Executive Directors:

FILE NO. 82-5205

(a) to Sir CK Chow, Options over 1,176,834 BIL shares at an exercise price of $7.08 and an award under the Performance Share Plan with respect to 320,804 BIL shares; and

(b) to D J Turner, Options over 540,740 BIL shares at an exercise price of $7.08 and an award under the Performance Share Plan with respect to 147,406 BIL shares.

These awards will lapse if they are not exercised in accordance with their terms on or before 5 September 2008.

Contact for queries

Sandra Walters
Assistant Company Secretary

Tel: 020 7659 6039

6 September 2002